April 27, 2009

Linda Cvrkel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Tyson Foods Inc.

Form 10-K for the fiscal year ended September 27, 2008
File No. 001-14704

Dear Ms. Cvrkel:

In response to your letter dated April 15, 2009, Tyson Foods, Inc. (Tyson, we or our) submits the accompanying response to the comment set forth in your letter. For the staff’s convenience, we have restated the comment in its entirety with our response following immediately thereafter. Please telephone me (479-290-4194) or either of my colleagues, Craig Hart, Senior Vice President, Controller and Chief Accounting Officer (479-290-3705), or Read Hudson, Vice President, Associate General Counsel and Secretary (479-290-7023), with questions or comments.

We acknowledge the adequacy and accuracy of the disclosure in the filing are our responsibility. We acknowledge staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also represent that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dennis Leatherby

Dennis Leatherby

Executive Vice President and
Chief Financial Officer

cc:	Mr. Leland E. Tollett, Interim President and Chief Executive Officer
Mr. David L. Van Bebber, Executive Vice President and General Counsel
Mr. Craig J. Hart, Senior Vice President, Controller and Chief Accounting Officer
Mr. R. Read Hudson, Vice President, Associate General Counsel and Secretary
Audit Committee, Board of Directors
Mr. Jim Havel, Ernst & Young LLP
Mr. Jeffrey Jaramillo, Division of Corporation Finance

Form 10-K for the fiscal year ended September 27, 2008

Note 10: Long-Term Debt

3.25% Convertible Senior Notes due 2013, page 53

SEC Comment

We note your response to our prior comment 1. In this regard, along with the disclosures you propose to add in future filings, please also disclose the maximum number of shares that could be required to be issued under the conversion spread provisions of your Convertible Notes. Additionally, please disclose in future filings how changes in the price of your Class A stock will effect the number of shares that will be required to be issued for settlement of amounts under the conversion spread provisions of your Convertible Notes. See paragraph 50 of EITF 00-19 for guidance.

Tyson Response

In future applicable periods, we will add the following to supplement our existing disclosure within our Long-Term Debt note:

The maximum amount of shares that may be issued to satisfy the conversion of the Convertible Notes is limited to 35.9 million shares. However, the convertible note hedge and warrant transactions, in effect, increase the initial conversion price of the Convertible Notes from $16.89 per share to $22.31 per share, thus reducing the potential future economic dilution associated with conversion of the Convertible Notes. If our share price is below $22.31 upon conversion of the Convertible Notes, there is no economic net share impact. Upon conversion, a 10% increase in our share price above the $22.31 conversion price would result in the issuance of 2.5 million incremental shares. The Convertible Notes and the warrants could have a dilutive effect on our earnings per share to the extent the price of our Class A stock during a given measurement period exceeds the respective exercise prices of those instruments. The call options are excluded from the calculation of diluted earnings per share as their impact is anti-dilutive.

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